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212 450 6141
matthew.telford@dpw.com

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File No. 82-4939

July 13, 2004

Re: Grupo Ferrovial, S.A. — Information Furnished Pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934

Securities and Exchange Commission
Division of Corporation Finance
Office of International Corporate Finance
450 Fifth Street, N.W.
Washington, D.C. 20549

Ladies and Gentlemen:

On behalf of Grupo Ferrovial, S.A. (the "Company") and in connection with the Company's exemption from Section 12(g) of the Securities and Exchange Act of 1934 granted under Rule 12g3-2(b) thereunder, we hereby furnish to the Securities and Exchange Commission (the "Commission") the following :

- Significant information concerning the Code of Business Ethics, filed with the Spanish CNMV on the 5th of July
- Significant information regarding the ruling issued about the dispute over the rules for toll changes on 407 Toll Route in Canada as filed with the CNMV on the 12th of July

All of which were furnished to the *Comisión Nacional del Mercado de Valores* (CNMV).

If you have any questions, please do not hesitate to contact me at 212- 450-6141. Please stamp the enclosed copy of this letter and return it to our messenger, who has been instructed to wait.

Best regards,

Matthew Telford
Legal Assistant

Attachments

By Hand Delivery

(NY) 07945/001/12G04/06.10.sec.doc

File No. 82-4939

GRUPO FERROVIAL, S.A., in compliance with article 82 of the Securities Market Law (*Ley del Mercado de Valores*), hereby notifies the Comisión Nacional del Mercado de Valores of the following:

SIGNIFICANT INFORMATION

The independent arbitrator appointed to resolve the dispute over the rules for toll changes on the 407 Express Toll Route in Canada issued a ruling on 10 July 2004. The decision confirms that, under the concession contract, the concession-holder is not obliged to ask the Province of Ontario for permission in order to increase tolls. The decision can be appealed to the Superior Court of Ontario.

The arbitrator's decision, issued as part of the procedure agreed between the Province of Ontario and 407ETR, confirms the concession company's position and ratifies that the toll increase implemented on 1 February 2004 is fully valid.

Cintra, Grupo Ferrovial, S.A.´s subsidiary, is the majority shareholder of 407ETR; it owns 67.09%.

Madrid, 12 July 2004

José María Pérez Tremps
Director and Company Secretary of GRUPO FERROVIAL, S.A.

GRUPO FERROVIAL, S.A., in compliance with article 82 of the Securities Market Law (*Ley del Mercado de Valores*), hereby notifies the Comisión Nacional del Mercado de Valores of the following:

SIGNIFICANT INFORMATION

On 25 June 2004, the Board of Directors of GRUPO FERROVIAL, S.A. adopted a Code of Business Ethics that is binding on the directors, managers and employees of all the companies comprising the group. For disclosure purposes, the Code of Business Ethics is attached hereto.

Madrid, 5 July 2004

José María Pérez Tremps
Director and Company Secretary of GRUPO FERROVIAL, S.A.

FERROVIAL

CODE OF BUSINESS ETHICS

25 June 2004

FERROVIAL
CODE OF BUSINESS ETHICS

FERROVIAL
CODE OF BUSINESS ETHICS

1. OBJECTIVE

The objective of this Code of Business Ethics (the "Code") is to establish the basic principles to be followed by the companies comprising the Ferrovial group and all their employees and executives.

2. SCOPE OF APPLICATION

This Code binds the following persons and companies:

- Members of the Board of Directors of Grupo Ferrovial, S.A.
- Members of the Management Committee and other senior executives of Grupo Ferrovial, S.A.
- All the employees who work at any of the companies that comprise the Ferrovial group.
- Grupo Ferrovial, S.A. and all the companies comprising its group, whatever the business or location of those companies and their activities. For these purposes, the companies that are considered to form part of the group are those that, directly or indirectly, are linked to Grupo Ferrovial, S.A. as defined in article 4 of Securities Market Law 24/88, dated 28 July.
  For the purposes of this Code, "Ferrovial" refers to both Grupo Ferrovial, S.A. and the entire business group headed by that company.

All other companies and organisations linked to Ferrovial or any of its group companies through being controlled by Ferrovial or the management of which is carried out by Ferrovial in any other manner.

3. BASIC PRINCIPLES OF CONDUCT

The business and professional conduct of the companies and persons referred to in the preceding section must adhere to the following basic principles:

3.1 Respect for the law

Ferrovial's business and professional activities shall strictly comply with the law in force in each country where they are performed.

3.2 Ethical integrity

The business and professional activities of Ferrovial and its employees shall be based on the value of integrity and shall be developed in accordance with the principles of honesty, avoidance of all forms of corruption and respect for the particular circumstances and needs of all the parties involved.

Ferrovial shall encourage its employees to acknowledge and value conduct in accordance with the principles established in this Code.

3.3 Respect for Human Rights

All the actions of Ferrovial and its employees shall scrupulously respect the Human Rights and Public Liberties enshrined in the Universal Declaration of Human Rights.

These basic principles shall entail compliance with the commitments described below.

4. RELATIONSHIP WITH AND AMONG EMPLOYEES

Ferrovial's relations with its employees and relationships among them shall be based on compliance with the following commitments:

4.1 Respectful treatment and non-discrimination

Ferrovial assumes the responsibility to maintain a work environment free from all types of discrimination and from any form of personal harassment.

All employees must be treated fairly and with respect by their superiors, subordinates and colleagues.

Conduct, whether verbal or physical, that is improper, hostile or offensive shall not be tolerated.

4.2 Abolition of child labour

Ferrovial does not permit child labour.

Ferrovial shall not resort to, or use products or services from, child labour and it shall monitor compliance with the provisions of the International Labour Organization (ILO) in relation to under-age workers.

Ferrovial requires all its employees and suppliers to strictly observe this principle.

4.3 Equal opportunities

All employees shall enjoy equal opportunities regarding their professional career development.

Ferrovial undertakes to establish an effective equal opportunities policy so that its employees' careers develop on the basis of merit. Promotion decisions shall always be based on objective circumstances and assessments. Ferrovial also undertakes to maintain an investment policy in personal and professional training and education for its employees.

Ferrovial's employees shall respect the equal opportunities policy in their professional environment and shall support personal and professional training of their colleagues.

4.4 Occupational health and safety

Ferrovial shall provide its employees with a safe and stable environment and it undertakes to constantly update occupational safety measures and scrupulously respect the applicable regulations wherever it operates.

All employees are responsible for rigorously complying with health and safety regulations. They shall also make responsible use of the equipment assigned to them when they perform risk activities, disclose their knowledge to colleagues and subordinates, and foster compliance with safety practices.

4.5 Respect for the privacy and confidentiality of employee information

Ferrovial undertakes to request and use only the employee data that are necessary for efficient business management or are required by the applicable legislation. Ferrovial also undertakes to take all the necessary measures to maintain the personal data in its possession confidential and to ensure that, when the data must be transferred for business reasons, it is kept confidential in accordance with current legislation.

Employees who, as a result of their professional activity, have access to information about other employees shall respect and foster the confidentiality of that information and shall use it in a responsible and professional manner.

4.6 Fostering a balance between personal and professional life

Ferrovial shall foster a balance between the personal and professional lives of its employees.

Ferrovial values the benefits for employees and the company of a balance between the professional and personal responsibilities of its employees, so it shall promote measures to reconcile both.

5. COMMITMENTS TO THIRD PARTIES AND THE MARKET

Ferrovial and its employees shall base their relations with customers, suppliers, competitors and partners as well as with its shareholders, investors and other market players on the principles of integrity, professionalism and transparency.

5.1 Fair competition

Ferrovial prohibits any actions that involve unfair competition practices and undertakes to monitor compliance with the competition laws applicable in the countries where it operates.

5.2 Integrity in management

Ferrovial prohibits bribes to public authorities and civil servants and it forbids its employees to give or receive from third parties undue payments of any type as well as presents, gifts or favours outside the scope of market practices or which, as a consequence of their value, characteristics or circumstances, may reasonably alter the commercial, administrative or professional relations to which its companies are a party.

5.3 Quality

Ferrovial is committed to quality in its products and services.

Ferrovial's business action guideline is to search for quality in its products and services and it shall provide employees with the necessary measures to develop the most appropriate quality management systems from time to time.
Ferrovial shall strive to meet customers' best expectations and devote efforts to anticipating their needs.

5.4 Confidentiality of third-party information

Ferrovial guarantees that it will respect the confidentiality and privacy of third-party data in its possession.

Ferrovial undertakes to maintain the confidentiality of third-party data in its possession unless legal, administrative or judicial obligations require it to deliver them to companies or persons, or make them public. Ferrovial also guarantees the rights of the third parties concerned to consult the data and have them changed or rectified as necessary.

When performing their professional activity, Ferrovial employees shall maintain the confidentiality of the data in the aforementioned terms and shall abstain from misusing such information.

5.5 Transparency, value creation and corporate governance

As the guiding principle in its business conduct towards shareholders, investors, analysts and the market in general, Ferrovial undertakes to disclose truthful, and complete information that provides an accurate view of the company and Group, their corporate activities and their business strategies.

Disclosure shall always be made in accordance with the regulations and in the periods established by the legislation in force.

Ferrovial's business actions and strategic decisions shall be focused on creating shareholder value, enhancing management transparency, adopting Corporate Governance best practices in its companies and strictly observing the regulations in force on this matter.

5.6 Net worth protection

Ferrovial and its employees shall always strive to protect all the assets and rights comprising the group companies' net worth, preserving the confidentiality of information relating to it, which may only be used in relation to the company's activities.

Employees are responsible for protecting the assets of Ferrovial that have been entrusted to them and for protecting them from loss, damage, robbery and illegal or improper use.

5.7 Conflicts of interest

All Ferrovial employees must avoid situations that may lead to a conflict of interest between their personal interests and those of Ferrovial, and must abstain themselves from representing the company or intervening in or influencing decisions in which they or a third party linked to them through any type of significant economic, family or professional relationship have a direct or indirect personal interest.

Employees who are in a conflict of interest situation are obliged to inform their hierarchical superior. Conflicts between personal and business interests shall always be resolved in favour of the interests of Ferrovial Group companies.

5.8 Use of information about Ferrovial

Ferrovial requires its employees to make a discreet and professional use of the company information to which they have access during their activities and to limit that use to the activities of the company itself. Ferrovial undertakes to establish management systems focusing on respect for this principle.

6. COMMITMENTS TO THE COMMUNITY

6.1 Environment

Ferrovial undertakes to seek the utmost respect for the environment during its activities and to minimise any negative effects that could potentially be caused. For that purpose, Ferrovial shall make the most appropriate resources available to employees.

Ferrovial shall also contribute to conserving natural resources and areas of ecological, landscape, scientific and cultural interest. For that purpose, Ferrovial shall establish best practices and encourage its employees to its knowledge and application.

Ferrovial undertakes to comply strictly with the applicable environmental legislation.

6.2 Social commitment

Ferrovial undertakes to act in a socially responsible way, complying with the law in the countries where it operates, and, in particular, to respect the cultural diversity, customs and principles of the persons and communities affected by its activities.

7. INTERPRETATION AND COMPLIANCE

7.1 This Code establishes the principles and commitments for business ethics that Ferrovial and its employees must respect and comply with while performing their activities.

7.2 Any employee who is aware of, or has good reason to suspect a breach of this Code can notify his hierarchical superior or report it using the mechanisms that the company establishes for suggestions and complaints. Ferrovial shall take the necessary measures to avoid adverse consequences as a result of employee notifications in good faith as stated in this paragraph.

7.3 An infringement or breach of this Code that constitutes a labour offence shall be penalised in accordance with current regulations, without prejudice to other liabilities that the offender may have incurred.

7.3 A Monitoring Committee is created to oversee compliance with this Code, resolve incidents or doubts about its interpretation, and adopt the appropriate measures for better compliance. The Committee's composition will be determined by the Chairman of the Board of Directors of the Group's parent company.